Filed Pursuant to Rule 433

Registration Statement No. 333-169520

AmTrust Financial Services, Inc.

4.6 Million Shares of 6.75% Non-Cumulative Preferred Stock, Series A

This pricing term sheet supplements the information set forth under “Description of the Series A Preferred Stock” in the preliminary prospectus supplement, subject to completion, dated June 3, 2013 to the prospectus dated October 13, 2010.

Issuer:	AmTrust Financial Services, Inc.

Security:	6.75% Non-Cumulative Preferred Stock, Series A (the “Series A Preferred Stock”)

Size:	$115,000,000 (4.6 million shares)

Over-allotment Option:	$17,250,000 (0.69 million shares)

Term:	Perpetual

Liquidation Preference:	$25 per share

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 6.75% from the date of issuance

Dividend Payment Dates:	15th day of March, June, September and December of each year, commencing on September 15, 2013

Redemption:	On and after June 10, 2018, the Series A Preferred Stock may be redeemed at AmTrust Financial Services, Inc.’s option in whole or in part, at a redemption price equal to $25 per share, plus declared and unpaid dividends, if any, called for redemption for prior dividend periods, if any, plus accrued but unpaid dividends (whether or not declared) thereon for the then-current dividend period to, but excluding, the date of redemption, without accumulation of any other undeclared dividends. Holders of Series A Preferred Stock will not have the right to require the redemption or repurchase of the Series A Preferred Stock.

Trade Date:	June 3, 2013

Settlement Date:

June 10, 2013 (T + 5)

Purchasers who wish to trade the Series A Preferred Stock on the date of pricing of the Series A Preferred Stock or the next succeeding business day will be required, by virtue of the fact that the Series A Preferred Stock initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Public Offering Price:	$25.00 per share of Series A Preferred Stock

Underwriting discounts and commissions:	$0.7875 per share of Series A Preferred Stock

Net Proceeds (before expenses) to Issuer:	$111,377,500

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC Goldman, Sachs & Co. J.P. Morgan Securities LLC

Lead Manager:	Keefe, Bruyette & Woods, Inc.

Co-Managers:	JMP Securities LLC Sidoti & Company, LLC William Blair & Company, L.L.C.

Listing:	We intend to apply to list the shares of Series A Preferred Stock on the New York Stock Exchange.

Additional Information:	A director and significant stockholder and an executive officer of the Company intend to purchase 1,001,600 shares of the Series A Preferred Stock ($25,040,000) at the public offering price.

CUSIP/ISIN:	032359 408/US0323594087

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649 or UBS Securities LLC at 877-827-6444 (ext. 561-3884).

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